Fulbright & Jaworski LLP 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 United States

May 8, 2014	Brian P. Fenske Partner Direct line +1 713 651 5557 brian.fenske@nortonrosefulbright.com

FOIA Confidential Treatment Request	Tel +1 713 651 5151 Fax +1 713 651 5246 nortonrosefulbright.com

The entity requesting confidential treatment is:

MRC Global Inc.

2 Houston Center

909 Fannin Street, Suite 3100

Houston, Texas 77010

Attn: Daniel J. Churay

Executive Vice President—Corporate Affairs, General Counsel and Corporate Secretary

Telephone: (877) 294-7574

Fax: (713) 655-0159

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO RULE 83, 17 CFR §200.83. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Terence O’Brien, Accounting Branch Chief

Re:	MRC Global Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 1-35479

Ladies and Gentlemen:

On February 21, 2014, MRC Global Inc. (the “Registrant”) filed Form 10-K for Fiscal Year Ended December 31, 2013 (the “Form 10-K”). By letter dated April 24, 2014, the Registrant received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form 10-K (the “Comment Letter”).

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

CONFIDENTIAL TREATMENT REQUESTED BY MRC GLOBAL INC. Securities and Exchange Commission May 8, 2014 Page 2

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Financial Condition and Cash Flows, page 33

Operating Activities, page 33

1.	You indicate that the decline in working capital in 2013 was the result of managing the business to meet the needs of the current business level. Please expand upon this statement, and in future filings ensure you address material changes in the underlying components of your working capital from period to period, including why accounts payable increased significantly from 2012 to 2013.

Response: The Registrant has considered the Staff’s comments regarding addressing the material changes in the underlying components of working capital from period to period. In future filings, the discussion in the Registrant’s Form 10-K will be revised substantially as follows, to the extent applicable:

“Operating Activities

Net cash provided by operating activities was $323.6 million in 2013, compared to net cash provided by operating activities of $240.1 million in 2012. Excluding the impact of acquisitions, working capital decreased $125.3 million in 2013 (from 2012) as compared to an increase of $49.1 million in 2012 (from 2011). The $83.5 million increase in net cash provided by operations was a result of this reduction in working capital offset by a reduction in net income when adjusted for non-cash items such as the $114.0 million charge associated with the redemption of our senior secured notes in 2012. The decline in working capital in 2013 reflected the overall impact of normal working capital movement resulting from 2013 business activity levels combined with timing issues impacting accounts payable. Although full year sales for 2013 were down noticeably as compared to 2012, our sales in the fourth quarter of 2013 were up slightly as compared to the same period in 2012, which resulted in a comparable balance of accounts receivable. Similarly, we increased our inventory balances late in 2013 to amounts comparable to the end of 2012 in anticipation of sales growth in 2014 returning to 2012 levels. In addition, we saw a significant increase in the balance of accounts payable at December 31, 2013 as compared to December 31, 2012, which was attributable to inventory growth as well as the timing of our vendor payment cycle, which resulted in a larger volume of vendor balances being paid subsequent to the end of the year rather than before.”

CONFIDENTIAL TREATMENT REQUESTED BY MRC GLOBAL INC. Securities and Exchange Commission May 8, 2014 Page 3

Note 15 – Commitments and Contingencies, page F-27

Legal Proceedings, page F-27

2.	We note that you have recorded a liability for your estimate of the most likely settlement of asserted asbestos claims. We have the following comments in this regard:

•	Based on your disclosure, it appears that you may have determined a range of loss and that in accordance with ASC 450-20-30-1 you have accrued the best estimate within that range. If so, please revise your disclosures in future filings to clarify and disclose the possible range of loss. Refer to ASC 450-20-50-4. Otherwise, please use ASC 450 terminology such as remote, reasonably possible or probable and clarify how you determined the amount accrued;

Response: The Registrant estimates that the aggregate range of loss over the next 15 years for all of its existing asbestos claims before insurance proceeds is between $[****]1 million and $[****]2 million. The Registrant accrued the midpoint of the range, $[****]3 million, as the best estimate within the range. This amount is immaterial, as it represents [****]%4 of the Registrant’s $3.36 billion in consolidated assets at year end December 31, 2013. For 2013, the actual expense, net of insurance proceeds, was less than $[****]5, and the Registrant expects, based on its extensive experience with claims of this type, that these claims will have similarly negligible effects on net income in future years.

The Registrant has determined this range in accordance with ASC 450-20-30-1. The Registrant has determined this estimate with the assistance of a third party, who has conducted an actuarial analysis of past, present and unasserted potential claims based on factors such as type of disease (non-malignant claims, lung cancers claims, mesothelioma claims, etc.), jurisdictions, settlement amounts, number of new, pending and resolved claims, etc. To date, the Registrant has not gone to trial on any of its asbestos claims, and all claims have been dismissed or settled for immaterial amounts.

The Registrant does not believe it is required to disclose the possible range of loss under ASC 450-20-50-4. In accordance with ASC 450-20-50-1, the Registrant has not disclosed the amount of the accrual because the Registrant does not believe that disclosure of the immaterial amount accrued is necessary for the financial statements not to be misleading. Even an amount at the high end of the range of reasonably possible outcomes would not have a material adverse effect on the Registrant’s financial condition, results of operations or liquidity and the amount of any loss exceeding the amount accrued would not be expected to be material to a decision to buy or sell the

[1]	[****] – Confidential treatment requested by MRC Global Inc.
[2]	[****] – Confidential treatment requested by MRC Global Inc.
[3]	[****] – Confidential treatment requested by MRC Global Inc.
[4]	[****] – Confidential treatment requested by MRC Global Inc.
[5]	[****] – Confidential treatment requested by MRC Global Inc.

CONFIDENTIAL TREATMENT REQUESTED BY MRC GLOBAL INC. Securities and Exchange Commission May 8, 2014 Page 4

Registrant’s securities. Further, it would be incongruous to disclose a possible range of loss if the Registrant is not required to disclose the accrued amount within that range, especially if an accrual at the upper end of the range would also not be material.

In future filings, the Registrant will describe management’s conclusions on the impact of asbestos claims (assuming management’s conclusions remain the same) in substantially the following terms: “In our opinion, the likelihood that the ultimate disposition of any of these claims and legal proceedings would have a material adverse effect on our consolidated financial statements is remote.”

•	We note that as of December 31, 2012, you were a defendant in lawsuits involving approximately 885 of asbestos claims. As of December 31, 2013, you were a named defendant in approximately 279 lawsuits involving approximately 930 claims. Please tell us supplementally and revise future filings to explain this rise in claims and provide us detailed 2013 claim activity in substantially the same form and content that you provided in your Form 10-K for the year ended December 31, 2012;

Response: The Registrant advises you supplementally that, although there was an increase in the number of total pending claims between December 31, 2012 and December 31, 2013, there was actually a decrease in the number of new claims during the same time period from 144 new claims in 2012 to [****]6 new claims in 2013. In 2012, the Registrant obtained a bulk dismissal of 213 claims, thereby reducing the total overall pending claims count to 885. In 2013, without a bulk dismissal of claims, the rate of resolved claims returned to normal. However, the Registrant’s pending claims in 2013, while higher than the 885 pending claims in 2012, is less than the 981 and 942 pending claims in each of 2011 and 2010, respectively.

The attached Exhibit B provides you detailed claim activity for 2013 in substantially the same form as the Registrant provided in its Form 10-K for the year ended December 31, 2012.

In future filings, as warranted, the Registrant will describe any large changes in claim numbers; however, the Registrant does not believe that it is required to provide detailed claim activity in substantially the same form as it provided in its Form 10-K for the year ended December 31, 2012 as the likelihood that the ultimate disposition of any of these claims and legal proceedings would have a material adverse effect on our consolidated financial statements is remote.

•	You indicate that you do not believe that there are pending asbestos proceedings that are likely to have a material adverse effect on your consolidated financial statements. As indicated in Question 2 of SAB Topic 5Y, we remind you that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be

[6]	[****] – Confidential treatment requested by MRC Global Inc.

CONFIDENTIAL TREATMENT REQUESTED BY MRC GLOBAL INC. Securities and Exchange Commission May 8, 2014 Page 5

material to a decision to buy or sell your securities. In this case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that an estimate cannot be made. Please show us how you will revise future filings to clarify your current disclosures; and

Response: As stated in our response to comment 2 and in the Registrant’s disclosure in Note 15 to its consolidated financial statements for the fiscal year ended December 31, 2013, the Registrant does not believe that the pending asbestos proceedings are likely to have a material adverse effect on its consolidated financial statements. Question 2 of SAB Topic 5Y cautions that such a statement does not satisfy ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of the additional loss would be material to a decision to buy or sell its securities. Even assuming that there is a reasonable possibility that a loss exceeding the amount already recognized may have been incurred, the amount of the additional loss would not be material to a decision to buy or sell its securities. Accordingly, the Registrant does not believe it is appropriate or required to disclose the estimated additional loss.

•	With reference to SAB Topic 5Y, please address why you do not believe the detailed claim activity that you provided in prior filings is necessary for a reader’s understanding of your asbestos contingencies.

Response: The Registrant continues to believe that the detailed asbestos claim activity that it provided in prior filings is not necessary for an understanding of its asbestos contingencies. Since the time that the Registrant began public disclosure of its asbestos contingencies, the Registrant has an additional six years of claims experience. Actual and estimated settlement payments were not material at the time the Registrant began such disclosures in the context of its initial public offering, and its subsequent claims experience leads it to continue to believe that the likelihood of a material adverse effect on its consolidated financial statements is remote. In addition, the Registrant has been sued only as a distributor – not a manufacturer – of asbestos-containing products. Further, to its knowledge, the Registrant no longer markets or distributes asbestos-containing products. As stated in the response to comment 2, the Registrant’s estimated amount of loss for asbestos claims is not material under any applicable standard. The Registrant believes that disclosing information about historical and estimated future settlement amounts, even if such amounts are not material individually or in the aggregate, unnecessarily provides potential plaintiffs’ lawyers with a roadmap for the settlement value of individual claims, harming the Registrant and its investors.

Other Legal Claims and Proceedings, page F-28

Product Claims, page F-28

3.	We note your use of the terms “likely” and “not expected” with regard to management’s conclusions on the impact that other legal claims and proceedings and product claims may have on your financial position, results of operations and cash flows. In future filings, please use ASC 450 terminology such as remote, reasonably possible or probable to clarify your conclusions regarding the potential for a material effect of these contingencies on your financial position, results of operations and cash flows.

CONFIDENTIAL TREATMENT REQUESTED BY MRC GLOBAL INC. Securities and Exchange Commission May 8, 2014 Page 6

Response: In future filings, the Registrant will describe management’s conclusions on the impact of other legal claims and proceedings and product claims (assuming management’s conclusions remain the same) in substantially the following terms: “In our opinion, the likelihood that the ultimate disposition of any of these claims and legal proceedings would have a material adverse effect on our consolidated financial statements is remote.”

* - * - * - * - * - *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,

/s/ Brian P. Fenske

Brian P. Fenske

cc:	Thomas D’Orazio (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
James E. Braun (MRC Global Inc.)

EXHIBIT A

ACKNOWLEDGEMENT

In connection with the filings referenced in the letter to which this Acknowledgement is attached, MRC Global Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MRC Global Inc.

By:	/s/ James E. Braun
Name:	James E. Braun
Title:	Executive Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED

BY MRC GLOBAL INC.

EXHIBIT B

ASBESTOS CLAIMS INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

Claims Pending at End of Period	Claims Filed	Claims Settled	Claims Dismissed	Settlement Payments	Average Settlement Amount	Defense Costs
[****][7]	[****][8]	[****][9]	[****][10]	$[****][11]	$[****][12]	$[****][13]

[7]	[****] – Confidential treatment requested by MRC Global Inc.
[8]	[****] – Confidential treatment requested by MRC Global Inc.
[9]	[****] – Confidential treatment requested by MRC Global Inc.
[10]	[****] – Confidential treatment requested by MRC Global Inc.
[11]	[****] – Confidential treatment requested by MRC Global Inc.
[12]	[****] – Confidential treatment requested by MRC Global Inc.
[13]	[****] – Confidential treatment requested by MRC Global Inc.